                                                                Exhibit (13)(l)

[LOGO ]

February 18, 2008

Gateway Trust
399 Boylston Street
Boston, MA 02116

Re:Administrative Services Fee Waiver

Ladies and Gentlemen:

   Natixis Asset Management Advisors, L.P. ("Natixis") notifies you that it will waive its administrative services fees to be received from the Gateway Fund (the "Fund") for two years following the closing date of the reorganization of the Gateway Fund, a series of Gateway Trust, an Ohio business trust, with and into the Fund, a series of the Gateway Trust, a Massachusetts business trust, to the extent that the annual administrative services fees of the Fund exceed $300,000 plus any sub-administration expense attributable to the Fund.

   During the period covered by this Letter Agreement, the expense cap arrangement set forth above for the Fund may only be modified by a majority vote of the "non-interested" Trustees of the Fund's Trust.

   We understand and intend that you will rely on this undertaking in preparing and filing the Registration Statement on Form N-1A for the Fund with the Securities and Exchange Commission, in accruing the Fund's expenses for purposes of calculating its net asset value per share, and for other purposes permitted under Form N-1A and/or the Investment Company Act of 1940, as amended, and expressly permit you to do so.

                                       Natixis Asset Management Advisors, L.P.

                                       By Natixis Distribution Corporation, its generalpartner

                                           By:    /s/ Coleen Downs Dinneen
                                                  ------------------------------
                                                  Coleen Downs Dinneen

                                           Title: Senior Vice President, General
                                                  Counsel, Secretary & Clerk

                                      1